AMENDMENT NO. 3

TO

PARTICIPATION AGREEMENT

AMENDMENT No. 3, dated as of October 1, 2013 to the Participation Agreement, (the “Agreement”), dated May 1, 2003 and as amended by Amendment No. 1 effective October 16, 2009 and Amendment No. 2 effective May 1, 2012, by and among MONY Life Insurance Company (“MONY”), AXA Equitable Life Insurance Company, ProFunds, and ProFund Advisors LLC (collectively, the “Parties”).

WHEREAS, upon the closing (the “Closing”) of the transactions contemplated by that certain Master Agreement, dated as of April 10, 2013, by and among AXA Equitable Financial Services, LLC, a Delaware limited liability company (“Seller”), AXA Financial, Inc., a Delaware corporation, and Protective Life Insurance Company, an insurance company organized under the laws of the State of Tennessee (“Purchaser”), Seller will sell to Purchaser, and Purchaser will purchase, all of the issued and outstanding shares of common stock of MONY (the “Transaction”);

WHEREAS, by virtue of the Transaction, AXA Equitable and MONY will no longer be affiliated entities and as such (i) the Parties wish to remove AXA Equitable as a Party to the Agreement and (ii) AXA Equitable is entering into a new Participation Agreement with ProFunds, and ProFund Advisors effective upon the Closing; and

NOW, THEREFORE, the Parties hereby agree as follows:

1. Removed Party. Effective as of the Closing, AXA Equitable is hereby deleted as a party to the Agreement, the defined term “Company” shall no longer be deemed to include AXA Equitable and all references to AXA Equitable throughout the Agreement are hereby deleted. Consistent with section 10.4 of the Agreement, AXA Equitable’s obligation under Article Vlll of the Agreement to indemnify ProFunds and ProFund Advisors LLC shall survive the removal of AXA Equitable as a party to the Agreement insofar as the activity, action, or inaction of AXA Equitable giving rise to the indemnification claim occurred prior to the Closing.

2. Schedule A. Effective as of the Closing, Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached “Schedule A”.

3. Effective Date. The Parties agree that this Agreement is contingent upon, and shall not be effective until, the Closing, and shall take effect automatically upon the Closing. If the Closing shall not have occurred by April 1, 2014, this Agreement shall terminate and shall be of no further force or effect.

4. Governing Law. THIS AMENDMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment as of the date first above set forth.

PROFUNDS		PROFUND ADVISORS LLC

By:		By:
Name:	Louis M. Mayberg	Name:	Michael L. Sapir
Title:	President	Title:	CEO

AXA EQUITABLE LIFE INSURANCE COMPANY, on behalf of itself and its separate accounts		MONY LIFE INSURANCE COMPANY, on behalf of itself and its separate accounts

By:		By:
Name:	Steven M. Joenk	Name:	Steven M. Joenk
Title:	Managing Director	Title:	Senior Vice President

SCHEDULE A

Separate Accounts and Associated Contracts

Name of Separate Account	Policy Form Numbers of Contracts Funded by Separate Account
MONY Separate Account S	All Contracts
MONY Separate Account L	All Contracts
MONY Separate Account A	All Contracts
MONY Separate Account UGVL VUL	All Contracts
MONY Separate Account UGVL SVUL	All Contracts
MONY Separate Account UGVA VA	All Contracts
MONY Separate Account Keynote	All Contracts

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